    As filed with the Securities and Exchange Commission on April 11, 2001

                                                       Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ----------------
                       IMPERIAL CREDIT INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)

                               ----------------
             California                                95-4054791
    (State or other jurisdiction                    (I.R.S. Employer
  of incorporation or organization)                Identification No.)

               23550 Hawthorne Boulevard, Building 1, Suite 110
                          Torrance, California 90505
                                (310) 373-1704
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               H. Wayne Snavely
                Chairman, President and Chief Executive Officer
                       Imperial Credit Industries, Inc.
               23550 Hawthorne Boulevard, Building 1, Suite 110
                          Torrance, California 90505
                                (310) 373-1704
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                  Copies to:
                               James R. Walther
                               Richard D. Greta
                             Mayer, Brown & Platt
                            350 South Grand Avenue
                                  25th Floor
                         Los Angeles, California 90071
                                 213-229-9500

  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                             Proposed       Proposed
 Title of each class of                      maximum        maximum      Amount of
    securities to be       Amount to be   offering price   aggregate    registration
       registered         registered (1)    per share    offering price     fee
------------------------------------------------------------------------------------
Common Stock, no par
 value.................. 3,000,000 shares     $3.00        $9,000,000      $2,250

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(1)  Consists of shares underlying warrants described herein. In accordance with Rule 416, such indeterminate number of additional shares of Common Stock as may become issuable pursuant to antidilution provisions of such warrants are also being registered hereby.

                               ----------------
  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effectiveness date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

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

                                  PROSPECTUS

                               3,000,000 SHARES

                       IMPERIAL CREDIT INDUSTRIES, INC.

                                 COMMON STOCK

                               ----------------

  This prospectus relates to an aggregate of 3,000,000 shares (the "Shares") of common stock, no par value per share, of Imperial Credit Industries, Inc. (the "Company," "we" or "us") that have been reserved for issuance upon exercise of warrants (the "Settlement Warrants") we have issued as part of the settlement of the securities class action litigation entitled In re Southern Pacific Funding Corporation Securities Litigation, Lead Case No. CV98-1239-MA, in the U.S. District Court for the District of Oregon. In that settlement, we paid $3,000,000 and agreed to issue the Settlement Warrants which will entitle the holders thereof to purchase up to 3,000,000 shares of our common stock at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments.

  If the Settlement Warrants are exercised in full at their initial exercise price, we will receive aggregate gross proceeds of $9,000,000 before deducting our estimated expenses of $77,250. See "Use of Proceeds." We intend to pay all expenses with respect to this offering.

  For a discussion of risks you should consider before making a decision to purchase our common stock, see "Risk Factors" on page 3.

  Our common stock is quoted on the Nasdaq National Market under the symbol "ICII." On April 10, 2001, the closing sales price of our common stock was $0.83 per share.

  Our principal executive offices are located at 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505 and our telephone number is
(310) 373-1704.

                               ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

  You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                               ----------------

                 The date of this Prospectus is April  , 2001.

            CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

  This prospectus contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "may," "will," "intend," "should," "expect," "anticipate," "estimate" or "continue" or the negatives thereof or other comparable terminology. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of various factors, including, without limitation, the factors described under the caption "Risk Factors", actions that may be taken by the Federal Deposit Insurance Corporation or the California Department of Financial Institutions with respect to Southern Pacific Bank, the results of negotiations with investors, the timing of final documentation and all of the factors incorporated by reference in the registration statement of which this prospectus forms a part.

                               ----------------

  No one (including any dealer, salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Shares offered hereby, and only under circumstances and in jurisdictions in which it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
RISK FACTORS...............................................................   3

USE OF PROCEEDS............................................................  19

THE COMPANY................................................................  19

RECENT DEVELOPMENTS........................................................  21

PLAN OF DISTRIBUTION.......................................................  24

LEGAL MATTERS..............................................................  25

EXPERTS....................................................................  25

WHERE YOU CAN FIND MORE INFORMATION........................................  25

                                 RISK FACTORS

  An investment in our Common Stock involves a high degree of risk. Prospective investors should carefully consider, in addition to the matters set forth elsewhere in this prospectus and the information incorporated by reference herein, the following factors relating to our Common Stock, our financial condition and business and that of our principal subsidiary, Southern Pacific Bank (the "Bank"). The matters described in any of the following risks could materially adversely affect our and the Bank's business, financial condition and results of operations. While the risks described below are all the material risks of which we are currently aware, we may have other risks and uncertainties of which we are not yet aware or which we currently believe are immaterial that may also impair our or the Bank's financial condition, business operations or prospects.

Regulatory Considerations

  Regulatory Orders Have Been Issued Requiring Improvements In The Bank's Regulatory Capital And Imposing Other Significant Requirements And Some Of These Requirements Have Not Been Met

  Our principal subsidiary, the Bank, is an industrial bank chartered by the State of California. It is subject to the regulatory capital requirements of the California Department of Financial Institutions (the "DFI") under California law and the regulations of the Federal Deposit Insurance Corporation (the "FDIC") governing capital adequacy for institutions whose deposits are insured by the FDIC. The regulatory capital requirements of the DFI and FDIC are discussed in greater detail in "Item 1. Business-- Regulations" in our Annual Report on Form 10-K for the year ended December 31, 2000 (our "Current Annual Report").

  As a result of a joint examination of the Bank by the FDIC and DFI as of June 26, 2000 (the "2000 Examination"), the Bank consented to the issuance of the Regulatory Orders. The Regulatory Orders contain several requirements including that the Bank's regulatory capital and capital ratios be increased by specified amounts within specified time periods, prohibitions in payments of Bank dividends without regulatory approval, classified asset reductions, lending policy restrictions and procedures, and other operational restrictions. See "Item 1. Business--Regulations--General" in our Current Annual Report for a more detailed discussion of the provisions contained in the Regulatory Orders.

  Although we believe that consummation of the Recapitalization Transactions (as defined and described in "Recent Developments--Recapitalization Transactions") would provide the basis for enabling us to supply to the Bank a significant portion of the amounts and types of additional regulatory capital required to comply with the Regulatory Orders, such transactions would not by themselves enable the Bank to meet such requirements nor were all of the Recapitalization Transactions completed by March 31, 2001. Accordingly, the Bank did not meet the increases in regulatory capital and capital ratios required under the Regulatory Orders to have occurred by March 31, 2001. We are evaluating further steps that will be required to enable the Bank to comply with the regulatory capital requirements imposed by the Regulatory Orders, which steps, among others, may include additional capital raising transactions by us, limiting the Bank's growth and/or selling Bank assets. No assurance can be given as to whether the DFI and FDIC will impose any additional operating restrictions or further sanctions on the Bank for failing to meet the March 31, 2001 requirements, nor that the Bank will be able to take the additional steps required to meet the regulatory capital requirements set forth in the Regulatory Orders within the other required time frames or without additional losses. See "--The Ability Of The Bank To Comply With The Regulatory Orders Is Uncertain And It Has Not Complied With Certain Requirement Of The Regulatory Orders; Sanctions And Additional Restrictions May Be Imposed To The Extent It Does Not Comply With The Regulatory Orders" and "--The Bank Will Need Significant Additional Capital To Meet The Requirements Of The Regulatory Orders."

  The Bank Will Need Significant Additional Capital To Meet The Requirements Of The Regulatory Orders

  The Bank will require significant additional capital to meet the capital levels and capital ratios required in the Regulatory Orders. Although on March 30, 2001 we contributed $7.2 million in cash to the Bank and purchased $36 million worth of its preferred stock constituting Tier I capital in exchange for cash and the retirement of subordinated debt of the Bank held by us, the Bank would have still needed to obtain an additional approximately $38 million of Tier I capital to meet the capital requirements set forth in the Regulatory Orders as required to be met by March 31, 2001. Further, additional capital contributions may be required during 2001 in order to meet the increasing capital levels required under the Regulatory Orders. See "Item 1. Business-- Regulations" in our Current Annual Report for a more detailed description of the regulatory capital requirements set forth in the Regulatory Orders. We expect that the net proceeds of the Recapitalization Transactions will be significantly less than the additional required Tier I Capital set forth in the Regulatory Orders. Also, there is no assurance that the FDIC and DFI will not amend the Regulatory Orders or impose different requirements for the level of the allowance for loan and lease losses or other capital requirements. See "--Business and Other Considerations--The Bank Has Significantly Increased Its Allowance For Loan And Lease Losses And May Need To Increase It In The Future Which Would Adversely Affect The Result Of Our Operations."

  The ability of the Bank to increase its capital levels and improve its capital ratios is also dependent upon numerous factors outside of our control, including, but not limited to consummation of the Recapitalization Transactions, the national economy, market interest rates, real estate values in those states where the Bank has made loans, the regulatory environment, the results of the operations of the Company and Bank and other factors.

  Given the amount of capital that we must raise, the uncertainty regarding the successful completion of the Recapitalization Transactions, the Bank's recent history of losses and recent status as an "undercapitalized" institution, and the difficulty in raising additional equity or debt capital under current circumstances, there can be no assurance that the capital levels and capital ratios required by the Regulatory Orders will be achieved. Because of the various regulatory restrictions placed on institutions that do not meet applicable capital requirements and on the anticipated need for our management to devote substantial amounts of time and energy to further capital-raising efforts, any continued non-compliance by the Bank with its regulatory capital requirements following consummation of the Recapitalization Transactions would likely significantly hamper our and the Bank's growth and business opportunities as compared to institutions that are in compliance with their regulatory capital requirements. Further, there can be no assurance as to the levels of capital that the Bank may be required to maintain in the future. The Bank's regulators have broad authority to impose additional capital requirements on depository institutions generally or in individual cases, including additional capital requirements relating to interest rate risk, asset quality and earnings. See "--Business and Other Considerations--The Bank Has Significantly Increased Its Allowance For Loan And Lease Losses And May Need To Increase It In The Future Which Would Adversely Affect The Result Of Our Operations."

  The Bank Was Categorized An "Undercapitalized" Institution On December 31,
  2000

  The Bank's capital ratios on December 31, 2000 were below the minimum levels required for the Bank to be categorized as "adequately capitalized" and it was categorized as an "undercapitalized" institution, each as defined by applicable banking regulations, due to increased loan and lease loss provisions and deferred tax valuation allowances taken in the fourth quarter of 2000 and the resulting operating losses. As a result, the Bank became subject to additional regulatory restrictions and possible sanctions. On March 30, 2001, we purchased $36 million worth of a new series of perpetual noncumulative preferred stock of the Bank (the "Series B Preferred") in exchange for $14 million in cash ($9 million of which were proceeds from our offering of Senior Secured Debt (as defined and described in "Recent Developments--Recapitalization Transactions")), and the retirement of $22 million in aggregate principal amount of subordinated debt of the Bank held by us. Also on that date we made a capital contribution of $7.2 million in cash, the balance of the proceeds from our offering of Senior Secured Debt, to the Bank. As a result of these actions, the Bank was restored to an "adequately capitalized" level. There can be no assurance that the Bank will be able to maintain the capital and capital ratios required for the Bank to continue at an "adequately" capitalized level or required by the Regulatory Orders to be achieved. See "--The Bank Will Need Significant Additional Capital to Meet the Requirements of the Regulatory Orders" and "--The Ability of the Bank to Comply with the Regulatory Orders is Uncertain and It Has Not Complied With Certain Requirements of the Regulatory Orders; Sanctions and Additional Restrictions May Be Imposed to the Extent If It Does Not Comply with the Regulatory Orders."

  The Ability Of The Bank To Comply With The Regulatory Orders Is Uncertain And It Has Not Complied With Certain Requirements Of The Regulatory Orders; Sanctions And Additional Restrictions May Be Imposed To The Extent It Does Not Comply With The Regulatory Orders

  Verification of the Bank's compliance with the Regulatory Orders is subject to review by the FDIC and the DFI. No assurance can be given that capital in addition to that raised pursuant to the Recapitalization Transactions can be raised to enable the Bank to comply with the Regulatory Orders. In the event that the FDIC or the DFI otherwise determines that the Bank is engaging in unsafe or unsound practices in conducting its business or violating any law, rule or regulation, each regulatory agency would have available various remedies, including certain enforcement actions and sanctions. Among other sanctions, if the Bank is unable to meet its regulatory capital requirements, or is determined to have other serious regulatory or supervisory problems, the FDIC and/or DFI may place the Bank in conservatorship or receivership, which would have a material adverse effect on our business and operations. "-- Regulatory Orders Have Been Issued Requiring Improvements In The Bank's Regulatory Capital And Imposing Other Significant Requirements And Some Of These Requirements Have Not Been Met."

Risks Relating To The Recapitalization Transactions

  Purchasers of the Common Stock Will Experience Significant Dilution of their Shares If Recapitalization Transactions Are Consummated and If We Raise Additional Capital By Issuing More Shares of Common Stock

  As a result of the large amount of Common Stock expected to be issued pursuant to the Recapitalization Agreement (as defined in "Recent Developments--Recapitalization Transactions"), it is expected that holders of our Common Stock will receive a greatly reduced common equity interest in the Company. The issuance of convertible and exchangeable securities and stock purchase warrants as part of the Recapitalization Transactions or other future transactions may also have the effect of diluting your interests. We have 80,000,000 shares of authorized Common Stock and had 32,096,361 shares issued and outstanding as of March 31, 2001. If the initial Recapitalization Transactions are consummated, a total of up to 9,289,052 additional shares of Common Stock will be issued and outstanding, representing approximately 22% of our outstanding Common Stock (including the 9,289,052 additional shares of Common Stock that may be then outstanding). If all of the up to $28.2 million in aggregate principal amount of convertible subordinated debt and 7,871,681 warrants that may be issued as part of those transactions are converted into or exercised for shares of Common Stock, a total of approximately 30,431,681 additional shares will be issued and outstanding, representing approximately 42% of our outstanding Common Stock (including the 9,289,052 and 30,431,681 additional shares of Common Stock that may be then outstanding). The ownership interest of a holder of Common Stock may be further diluted if we issue additional shares of Common Stock or securities convertible into Common Stock in the future, which we may determine to be necessary to raise capital to comply with the Regulatory Orders or other regulatory requirements. We are authorized to issue additional common or preferred stock without your approval subject to certain limitations set forth in the Recapitalization Agreement and the Nasdaq shareholder approval requirements.

  There Would Be Significant Adverse Federal Income Tax Consequences To Us If The Recapitalization Transactions Were Deemed To Have Caused An Ownership Change Under The Internal Revenue Code

  Although we believe that the Recapitalization Transactions will not cause an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the interpretation of the applicable Code provisions and regulations is not clear as it applies to our facts and the Internal Revenue Service may disagree with our conclusions. In addition, an ownership change of the Company may occur on a date after the Recapitalization Transactions due to sales of stock, exercises of warrants or options or other events which may not be within our control. A change of ownership under Section 382 would materially restrict our use of the Company's net operating loss carryforwards and unrecognized built in losses, each of which were $130 million at December 31, 2000, and substantially eliminate the value of those tax attributes.

  The Recapitalization Transactions May Not All Be Consummated

  All of the Recapitalization Transactions provided for in the Recapitalization Agreement are subject to the satisfaction of certain conditions to closing set forth in Article IV of the Recapitalization Agreement. Such conditions include, among others, that our shareholders approve certain elements of the Recapitalization Transactions or that we obtain the approval of Nasdaq to rely on an exception to such required shareholder approval. Further, there is no assurance that our placement agent, Imperial Capital, LLC ("IC"), will be successful in its undertaking to privately place the $10 million of Convertible Subordinated Debt. There is also no assurance that the holders of the Old Notes who are not Signatory Debtholders will elect to participate in the Debt Exchange. To the extent that such holders do not so participate, we will not receive the full contemplated benefits of the Debt Exchange. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations-Recapitalization Transactions" of our Current Annual Report for a more detailed description of the Recapitalization Agreement.

Business And Other Considerations

  The Price And Liquidity Of Our Common Stock May Be Adversely Affected By Our Possible Delisting From The Nasdaq National Market System

  We were informed by Nasdaq that our Common Stock may be delisted from the Nasdaq National Market, as further described in "Recent Developments--Possible Nasdaq Delisting." Delisting from the Nasdaq National Market could cause our Common Stock to become significantly less liquid, with a possible negative impact on its value. Also, if our Common Stock is delisted and is not thereafter traded as a "Bulletin Board Stock," our Common Stock would be classified as a "penny stock" which, if certain disclosure and broker or dealer qualifications are not met, could further restrict the market for resale of the Common Stock to only such persons as are deemed to be suitable investors of such stock, such as institutional investors, or directors, officers, or owners of 5% or more of the Company's Common Stock. However, if our Common Stock is delisted, it would be our intent to have it traded as a "Bulletin Board Stock.

  There Are Various Restrictions On The Bank's Ability To Pay Us Common Stock Dividends

  Under the Regulatory Orders, the Bank is prohibited from paying cash dividends on its Common Stock without the prior approval of the DFI and the FDIC. Because cash dividends reduce the regulatory capital of the Bank, and because of the restrictions contained in the Regulatory Orders, it is unlikely that the Bank will pay cash dividends to us on our Common Stock in the near future and there is no assurance that the Bank will ever resume paying cash dividends to us. The continued prohibition against the Bank paying to us, unless approved in advance by the DFI and FDIC, cash dividends would adversely affect our ability to make required payments of interest and principal on our indebtedness and, if we were otherwise permitted to declare and pay dividends on our Common Stock, to declare and pay dividends on our Common Stock.

  We Do Not Intend To Pay Dividends On Our Common Stock

  We are prohibited from paying dividends on our Common Stock under the terms of certain indentures relating to our outstanding indebtedness. In addition, we have never paid dividends on our Common Stock and do not anticipate in the foreseeable future paying dividends on our Common Stock even if we were not prohibited from doing so under the terms of indentures relating to our outstanding indebtedness.

  We Have Experienced Significant Recent Operating Losses And We May Not Be Able To Return To Profitable Operations In The Future Which Would Result In The Value Of Our Common Stock Decreasing

  We have reported net losses of approximately $2.8 million and $73.6 million for the years ended December 31, 1999 and 1998, respectively, and have reported a net loss of $163.3 million for the year ended December 31, 2000. For a further description of recent losses, see "Recent Developments--Recent Operating Losses."

  Our recent net losses were primarily associated with our losses from operations, losses on impairment of equity securities, increased provisions for loan and lease losses, increased levels of nonperforming assets and costs incurred in maintaining and administering such nonperforming assets.

  Our ability to reverse the trend of these net losses is largely dependent on the operations of the Bank and the quality and level of its earning assets and the reduction in the level of its nonperforming assets, the interest rate environment and the adequacy of its allowance for loan and lease losses. The real estate market and the overall economy in the Bank's primary service area is likely to continue to have a significant effect on the quality and level of its assets in the future.

  There is no assurance that our operations will be profitable in the future and the value of our Common Stock and our ability to retain and derive benefit from our remaining $10.0 million deferred tax asset are dependent on our future profitability. Further, even if additional capital is raised to enable the Bank to comply with the Regulatory Orders, there can be no assurance that the Bank will not incur additional losses and be required to make additional provisions to its allowance for loan and lease losses. Such additional losses could result in the Bank failing to meet applicable regulatory capital requirements in the future, which could lead regulatory authorities to take formal administrative actions against the Bank in addition to those that have been imposed by the Regulatory Orders and result in a decrease in the value of our Common Stock. See "--Regulatory Considerations" and "--The Bank Has Significantly Increased Its Allowance For Loan And Lease Losses And May Need To Increase It In The Future Which Would Adversely Affect The Result Of Our Operations."

  The Bank Has Significantly Increased Its Allowance For Loan And Lease Losses And May Need To Increase It In The Future Which Would Adversely Affect The Result Of Our Operations

  Significant increases in provisions for loan and lease losses made during 1999 and 2000 resulted from decisions by the Bank made as a result of the Bank's regulatory examinations, the Bank's internal credit review and a deterioration in credit quality in our sectors of the banking industry. These decisions included the need to provide for specific charged-off loans and increase provisions based upon the levels of nonperforming assets and were made, in part, in response to the Regulatory Orders issued by the FDIC and the DFI. Although management utilizes its best judgment in providing for loan and lease losses and establishing the allowance for loan and lease losses, the allowance is an estimate which is inherently uncertain and depends on the outcome of future events, including judgments as to asset quality made from time to time by the Bank's regulatory authorities in their examinations of the Bank and credit quality in our sectors of the banking industry. There can be no assurance that the Bank will not continue or be required by its regulators to continue to make substantial additional provisions for loan and lease losses in the future, which provisions could adversely impact our results of operations. In addition, no assurance can be given that the Bank will not sustain loan and lease losses in excess of the present or future levels of the allowance for loan and lease losses.

  The level of the Bank's assets classified as "non-performing" as a percentage of total assets and our allowance for loan and lease losses as a percentage of non-performing loans at December 31, 2000 was approximately 4.11% and 81.02%, respectively, as compared with 2.84% and 62.18%, respectively, at December 31, 1999. The Bank's assets are subject to scrutiny by the FDIC and DFI. There can be no assurance that such regulatory authorities will not require our allowances to be increased as a result of future examinations, or require the Bank to write down or write off a substantial amount of these loans. In its efforts to reduce its portfolio of classified loans to more acceptable levels, the Bank could incur additional substantial losses. Also, no assurance can be given that the Bank will be able to sustain the incurrence of any such additional write downs or write offs without suffering further impairments of the Bank's capital, thereby subjecting the Bank to further administrative action by the FDIC or DFI.

  We Have Substantial Debt Which May Impair Our Ability To Service Outstanding Indebtedness

  We are highly leveraged. At December 31, 2000, our total long term and other indebtedness (excluding deposits and borrowings at the Bank) was approximately $303.7 million and our total shareholders' equity was approximately $39.4 million. At December 31, 2000 we held approximately $15.9 million of cash and cash equivalents (excluding cash and cash equivalents at the Bank) as compared to $46.2 million of cash and cash equivalents (excluding cash and cash equivalents at the Bank) at December 31, 1999.

  Our ability to make scheduled payments of the principal of, or to pay the interest on, our indebtedness and, if we were otherwise permitted to declare and pay dividends on our Common Stock, to declare and pay dividends on our Common Stock will depend upon the ability of the Bank to obtain regulatory approvals necessary to permit it to pay us dividends on our Bank Common Stock and Bank Preferred Stock, see "--There are Various Restrictions on the Bank's Ability to Pay Us Common Stock Dividends," as well as upon on our future performance and that of the Bank which, to a substantial extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. The ability of the Bank to comply with the Regulatory Orders also will impact its operations. See risk factors above under "--Regulatory Considerations." Management believes that, based on current levels of operations, cash flows from operations and available borrowings, and assuming that the Bank is able to obtain the necessary regulatory approvals to pay us dividends, we will be able to fund our liquidity and capital expenditure requirements for the foreseeable future, including scheduled payments of interest on the Senior Secured Debt, Convertible Subordinated Debt and the Exchange Notes and payments of interest and principal on our other indebtedness. There can be no assurance, however, that the Bank will be able to obtain the regulatory approvals necessary to permit it to pay us dividends or that our business and that of the Bank will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness, to make anticipated capital expenditures or, if we were otherwise permitted to declare and pay dividends on our Common Stock, to declare and pay dividends on our Common Stock.

  The degree to which we are leveraged could have material adverse effects on us, including, but not limited to, the following: (i) our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate or other purposes may be impaired, (ii) a substantial portion of our cash flow from operations will be dedicated to debt service and will be unavailable for other purposes, (iii) certain of our borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates and (iv) we will be subject to a variety of restrictive covenants, the failure to comply with which could result in events of default that, if not cured or waived, could adversely affect our operations and the value of our Common Stock.

  We May Become Liable For Additional Federal Income Tax Payments As A Result Of Current Internal Revenue Service Audits

  Our federal income tax returns for 1996 through 1999 are currently being audited by the Internal Revenue Service. The Internal Revenue Service is currently reviewing a number of the deductions reflected on some of these returns as part of their normal examination. Although there have not been to-date any proposed adjustments relating to any of these deductions, there can be no assurance as to the ultimate outcome of this examination, and we could become liable for additional income tax payments if any of our deductions are disallowed (which would reduce the amount of cash available to us).

  We May Become Liable For Additional California Tax Payments As A Result Of Current California Franchise Tax Board Audits

  Our 1995 and 1996 California Franchise Tax Returns are being audited by the California Franchise Tax Board, which has proposed to include the income from two of our former affiliates in our combined return. The total increase to our combined tax for the two years proposed by such auditors is approximately $2 million, of which $1.5 million may be payable (to the extent such amount is assessed) by one of our former affiliates if we are successful in an arbitration proceeding involving us and that affiliate regarding the provisions of a related tax sharing agreement. Also, we intend to protest our portion of any such assessment. At this time, however, there can be no assurance as to the ultimate outcome of either our intended protest of any such assessment or that arbitration proceeding and we could become liable for additional income tax payments (which would reduce the amount of cash available to us) if we are unsuccessful in our intended protest or in that arbitration proceeding.

  Our Ability To Restaff Significant Personnel Positions Will Be Important To Our Future Operations

  As a result of the 2000 Examination by the FDIC and DFI and additional increases in charge-offs and nonperforming assets at the Bank, several Bank executive officers, including its president and chief executive officer, chief credit officer, risk management department head, and the executive management of Coast Business Credit, a division of the Bank ("CBC"), resigned. The Bank's chairman has assumed the position of president. The Bank has added an experienced chief credit officer, who has a major commercial banking background, and a head of the Risk Management Department, who was an FDIC examiner. Additional key appointments have been made in credit administration and risk management functions. CBC has been more fully integrated into the Bank's management reporting structure and several individual managers within CBC have been assigned increased responsibility. This restaffing of key positions in the Bank, including at CBC, is important to our overall restructuring efforts. The successful implementation of our and the Bank's strategic initiatives and the resulting operating profits anticipated therefrom are, and for the foreseeable future will be, dependent upon the services of these and other executive officers and directors of the Company and the Bank.

  Our Share Price Has Been And May Continue To Be Highly Volatile

  The market price of our Common Stock has been extremely volatile. During the year ended December 31, 2000, our stock reached a high closing sales price of $6.08 in the first quarter of 2000 and a low closing sales price of $0.41 in the fourth quarter of 2000. On April 10, 2001, the closing sales price was $0.83. The market price of our Common Stock is likely to continue to be highly volatile and could be significantly affected by factors including:

  . the ability of the Bank to comply with the requirements set forth in the Regulatory Orders

  . the possible delisting of our Common Stock from the Nasdaq National
    Market System

  . actual or anticipated fluctuations in our operating results

  . actual or anticipated fluctuations in the operating results of those entities in which we hold equity interests

  . the outcome of the litigation in which we are involved

  . interest rates

  . prepayments or defaults on loans

  . valuations of securitization-related assets

  . cost of funds

  . availability of liquidity

  . volatility in the secondary loan market

  . general market conditions

  In addition, significant price and volume fluctuations in the stock market have particularly affected the market prices for the common stock of specialty finance companies such as ours. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our Common Stock.

  If we fail to meet the expectations of securities analysts or investors in a future quarter, the market price of our Common Stock could be materially adversely affected.

  We Are Engaged In Significant Litigation

  We and certain of our executive officers and directors are named as defendants in an alleged securities fraud class-action lawsuit primarily arising out of the decline in the market price of our Common Stock (the "Class Action Lawsuit"). In addition, we are subject to other litigation including:
(i) we and two of our directors are named in an adversary proceeding brought by the liquidating trustee representing the bankrupt estate of Southern Pacific Funding Corporation ("SPFC"), alleging losses suffered by SPFC were caused by our alleged breaches of fiduciary duties and negligence, (ii) our wholly-owned subsidiary, Imperial Credit Commercial Mortgage Investment Corp. ("ICCMIC"), and three of its present or former directors are named as defendants in an alleged securities fraud class-action lawsuit arising out of alleged misstatements and omissions contained in ICCMIC's offering prospectus issued in connection with its initial public offering and (iii) Steadfast Insurance Company has brought a lawsuit seeking damages in the amount of $27 million allegedly resulting from our subsidiary's alleged fraudulent inducement to enter into, and subsequent breach of, a motor vehicle collateral enhancement insurance policy.

  The Class Action Lawsuit and Other Litigation could result in substantial liability to the Company, significant costs in defending those litigation proceedings and a diversion of our management's attention and resources from normal business operations. For further details on the Class Action Lawsuit and the Other Litigation, see "Part II Item 1. Legal Proceeding" in our Current Annual Report.

  Our Profitability May Be Adversely Affected by Cyclical Economic Conditions and Fluctuations in Interest Rates

  Our businesses may be adversely affected in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for commercial credit and declining real estate and other asset values. In the secured lending business, any material decline in collateral values increases the loan-to-value ratios of loans previously made and leases we previously entered into. This weakens collateral coverage and increases the possibility of a loss in the event of a default.

  Fluctuations in Interest Rates May Adversely Affect Our Operating Results

  Our operations may be adversely affected by rising and falling interest rates. Higher interest rates may discourage existing potential borrowers from refinancing or increasing existing credit facilities, or establishing new credit facilities and may lead to a reduction in the average size of loans and leases. This may decrease the amount of financing opportunities available to our operations and decrease the demand for repurchase facility financing provided by our repurchase facility lending operations to loan originators. If short-term interest rates exceed long-term interest rates, there is a higher risk of increased loan prepayments, as borrowers may seek to refinance their loans at lower long-term interest rates. Increased loan prepayments could lead to a reduction in the number of loans we service, the fees we receive for loan servicing, our loan servicing income and the value of our securitization related assets. On the other hand, if interest rates decline, our loans and investments may be prepaid earlier than expected or earlier than the payment obligations we may then have outstanding under instruments with higher interest rates, which, in either case, may adversely affect the results of our operations.

  Also, our principal source of revenue is net interest income, which is the difference between the interest we earn on our interest earning assets and the interest we pay on our interest bearing liabilities. The rates we pay on our borrowings and deposits are independent of the rates we earn on our assets and may be subject to more or less frequent periodic rate adjustments. Therefore, we could experience a decrease in net interest income or a net interest loss because the interest rates on our borrowings and deposits could increase faster than the interest rates on our assets. In an extreme interest rate environment, if our net interest spread were to become negative, we would be paying more interest on our borrowings and deposits than we would be earning on our assets and we will be exposed to a significant risk of loss.

  Additionally, the rates paid on our borrowings and the rates received on our assets may be based upon different indices, (i.e., LIBOR, U.S. Treasuries, etc.). If the index used to determine the rate on our borrowings increases faster or decreases more slowly than the index used to determine the rate on our assets, we will experience a declining net interest spread which will have a negative impact on our profitability.

  We are subject to the risk of rising interest rates between the time we commit to purchase or originate loans at a fixed price and the time we sell or securitize those loans. An increase in interest rates will generally result in a decrease in the market value of loans that we have committed to originate or purchase at a fixed price, but have not yet hedged, sold or securitized.

  Our Quarterly Operating Results May Fluctuate

  Our results of operations, and more specifically our earnings, may significantly fluctuate from quarter to quarter based on several factors, including:

  . changes in the amount of loans and leases we originate

  . differences between our cost of funds on borrowings and deposits and the average interest rates earned on originated loans

  . problems generally affecting the specialty finance sector

  . sales of our loans or leases at less than expected levels and/or at less than expected prices.

  We Are Subject To Extensive Government Regulation, And Regulatory Changes May Adversely Affect Our Business And Operations

  Certain of our subsidiaries, including the Bank, operate in a highly regulated environment and are subject to supervision by several governmental regulatory agencies, including the FDIC and the DFI. Laws and regulations currently applicable to our subsidiaries may change. We do not know if future changes to these laws and regulations will adversely affect our business.

  The regulations and supervision to which we are subject are primarily for the benefit and protection of our customers. Such regulation and supervision affect the operation of our businesses. For example, state laws and federal laws require that the Bank maintain specified amounts of capital and meet specified capital to assets ratios. If we do not comply with applicable laws, the Bank's ability to do business could be restricted or suspended. We also could be adversely affected by the adoption of new laws or regulations or by changes to existing laws and regulations or their interpretation.

  Future legislation and government policy could adversely affect the industrial banks, including the Bank. We cannot predict the full impact of such legislation and regulation. In addition, federal and state laws impose standards with respect to, and regulatory authorities have the power in certain circumstances to limit or prohibit, transactions between our company and the Bank and between the Bank and our other affiliates, the growth of the Bank's assets and liabilities and the payment of dividends from the Bank to our company, among other things.

  Competition May Adversely Affect Us

  Our markets are highly competitive and are characterized by factors that vary based upon product and geographic region. In recent years, an improving economy and growing marketplace liquidity have increased competition. The markets for most of our products are characterized by a large number of competitors. However, with respect to some of our products, competition is more concentrated.

  Our competitors include other finance companies, commercial banks and thrift institutions, industrial banks, leasing companies, insurance companies, manufacturers and vendors. On a local level, we compete with community banks and smaller finance and mortgage companies. Some of our competitors have substantial local market positions that are stronger than ours. Many of our competitors have substantial capital and technological and marketing resources. Some of these competitors are larger than we are and have access to capital at a lower cost than we do.

  We compete primarily on the basis of service, terms and structure. From time to time, our competitors seek to compete aggressively on the basis of these factors. We may lose market share if we are unwilling to match our competitors' service, terms and structure. If we match our competitors' terms or structure, we may experience lower net income and/or increased credit losses.

  General Risks Related To Our Commercial Lending And Servicing Activities

  We originate commercial business and mortgage loans and equipment leases through CBC, the Income Property Lending Division ("IPL") of the Bank, Southern Pacific BanCapital ("SPBC"), and Lewis Horwitz Organization ("LHO"), each a division of the Bank, and provide master repurchase facilities through Imperial Warehouse Finance, Inc., a wholly owned subsidiary of the Bank ("IWF"). We also service various equipment leases through our wholly-owned subsidiary, Imperial Business Credit, Inc. ("IBC"). See "The Company." We are subject to various risks, including those described below, relating to such activities.

  Borrower Defaults May Result In Losses On Our Loans. During the time we hold commercial business loans for investment or for sale we are subject to risks of borrower defaults, bankruptcies and losses that are not covered by insurance (such as those occurring from earthquakes). Commercial mortgage lending is generally viewed as involving greater risk than residential mortgage lending partly because it typically involves larger loans. Further, the repayment of commercial mortgage loans secured by income-producing properties is typically dependent upon the tenant's ability to meet its obligations under the lease relating to the property. A borrower default may subject us to a loss on the mortgage loan.

  Also, although our commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation value of these assets in the event of a borrower default may be an insufficient source of repayment and the value we receive in liquidating such assets may be less than the expected or appraised value of such assets.

  Prepayments Of Commercial Business Loans May Adversely Affect Operations. To reduce our exposure on prepayment, the Bank and our other lending subsidiaries generally discourage their commercial borrowers from prepaying their loans by requiring prepayment fees from the borrowers for early prepayment. However, commercial business loan prepayment rates vary from time to time which may change the anticipated amount of our net interest income. Prepayments on commercial business loans are affected by the terms and credit grades of the loans and general economic conditions. If the loans are prepaid, the Bank and our lending subsidiaries would receive prepayment fees but would lose the opportunity to earn interest at that rate over the expected life of the loans.

  Prepayment restrictions can, but do not necessarily, provide a deterrent to prepayments. In addition, the borrower on a commercial business loan may not be able to pay all or a portion of any required prepayment charges. This may occur where the prepayment results from acceleration of the commercial business loan following a payment default. At the time any prepayment charges are required to be made in connection with a defaulted commercial business loan, foreclosure or other collateral proceeds may not be sufficient to make such payments.

  We also do not know that the obligation to pay such prepayment charge will be enforceable under applicable law in all circumstances.

  We Are Dependent On Small And Mid-Size Borrowers. CBC originates commercial business loans typically to small and medium size commercial businesses located primarily within California. Small commercial loans may entail a greater risk of non-performance and higher delinquencies and losses than loans to larger business. Since small to mid-size businesses are typically privately-owned, there is generally no publicly available information about such companies and CBC must rely on the diligence of its employees and agents to obtain information about these companies. As a result, CBC is subject to risks of borrower fraud or misrepresentation. Also, the success of small and medium sized businesses depends on the management talents and efforts of a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on that company. Also, small and medium sized business:

  . frequently have smaller market shares than their competition

  . may be more vulnerable to economic downturns

  . often need substantial additional capital to expand or compete

  . may experience substantial variations in operating results.

  Any of these may have an adverse effect on a borrower's ability to repay a loan.

  Asset Valuations May Vary From Collateral Values Upon A Sale. CBC's loans are underwritten in accordance with CBC's underwriting guidelines which permit borrowers to borrow up to a specified percentage of the value of their accounts receivable, inventory and other business assets pledged as collateral in connection with the loans. The value of the accounts receivable is derived from a formula based upon the age and collectibility of the accounts and their revenues and cash flows. We cannot assure you that CBC's valuations actually reflect amounts that we could realize upon a current sale of the accounts receivable, inventory and other business assets.

  CBC's Concentration In Various Sectors May Expose CBC To Industry Cycles And Other Industry Related Risks. CBC has historically concentrated its lending efforts in the domestic technology, telecommunications and aircraft industries. To effectively market their products and attract and retain qualified personnel, high technology businesses have to respond rapidly to:

  . competitive developments

  . technological changes

  . new product introductions

  . changing client needs

  . evolving industry standards

  Borrowers' products and services could be rendered obsolete and unmarketable by any of these factors and they may not be able to repay their loans. In addition, technology evolves rapidly and inventory, subscriber bases and other business assets could become obsolete, and in the domestic aircraft industry certain existing product designs are becoming outdated, each of which may impair the value of the inventory securing the loans. A material decrease in borrowers' sales or the value of their accounts receivable and inventory could impair their ability to repay their loans and our results of operations could be adversely affected.

  A Division of the Bank Has Experienced Significant Recent Charge-offs and Loan Losses Relating to Its Nationally Syndicated Loan Investments And May Experience Additional Charge-offs and Losses In The Future Which Would Adversely Affect Our Results of Operations. The Loan Participation and Investment Group ("LPIG"), a division of the Bank, experienced a significant increase in charge offs totaling $32.3 million during the year ended December 31, 2000 as compared to $3.9 million during the previous year. Also, LPIG recorded a provision for loan losses of $39.3 million during the year ended December 31, 2000 as compared to $7.0 million during the previous year. The increases in charge offs and provision for loan losses directly related to LPIG's investment in nationally syndicated bank loans. These increases occurred primarily as a result of high default rates on these nationally syndicated bank loans. LPIG has no direct control in the collection policies or procedures on these loans, as these functions are dictated and managed by third party lead syndicating banks. Additionally, certain charge-offs taken in the LPIG portfolio were mandated by the federal banking regulatory agency for the lead syndicating bank as part of its annual review of these loans. We have been reducing the amount of LPIG's commitments and outstanding loan balances, which were $289.1 million and $123.5 million at December 31, 2000 as compared with $459.5 million and $217.0 million at December 31,

1999, respectively. However, there is no assurance that LPIG will not continue to experience significant charge-offs and losses in its nationally syndicated bank loan portfolio as a result of future loan defaults and provisions for loan losses and/or the level of loan charge-offs mandated by the applicable federal banking regulatory agency, which would adversely affect our results of operations.

  The Profitability Of The Properties Securing Our Loans Is Uncertain. Profits of commercial properties that secure our commercial mortgage loans are dependent on the performance and viability of the property. The property manager is responsible for responding to changes in the local market, planning and implementing the rental structure, including establishing appropriate rental rates, and advising the borrower so that maintenance and capital improvements can be carried out in a timely fashion. All of these factors may impact the borrower's ability to make payments under the commercial mortgage loan, which may adversely affect the timing and amount of payments we receive with respect to the loan. There is no assurance that property underlying a commercial mortgage loan will produce a profit.

  Additional Losses May Result From Our Foreclosure Of Collateral. Some of our commercial mortgage loans may be non-recourse to the borrower. In the event of foreclosure on a commercial mortgage loan, we may experience a loss if the value of the property and other collateral securing the loan is less than the unpaid amount on the loan. Also, we may experience costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of their leases. These factors may adversely affect the timing and amount of payment we receive on foreclosed commercial mortgage loans.

  We Have Loans With Balloon Payments Which Have A Greater Chance Of
Defaults. A certain percentage of our commercial mortgage loans have a balloon payment due at maturity. These loans involve a greater risk than loans which are paid off gradually in equal installments since the ability of a borrower to pay such amount will normally depend on its ability to fully refinance the commercial mortgage or sell the related property at a price sufficient to permit the borrower to make the balloon payment.

  Environmental Factors May Adversely Affect Value Of Underlying Commercial Mortgage Loans. Contamination of real property may give rise to a lien on that property to assure payment of the cost of clean-up or, in certain circumstances, may result in liability to the lender for that cost. Such contamination may also reduce the value of the property. If we are or become liable, we can bring an action for contribution against the owner or operator who created the environmental hazard, but that person or entity may be bankrupt or otherwise judgment proof. If we become responsible, environmental clean-up costs may be substantial.

  The Value Of Our Commercial Mortgage Loans May Be Adversely Affected By The Underlying Commercial Properties. The ability of a borrower to meet the obligations under a commercial mortgage loan and to make timely and sufficient payments on the mortgage loan are affected by several factors depending on the type of commercial property. These factors include the ability to lease, renew and relet the space, regional and national economic conditions and increased costs of operating a property.

  We May Be Adversely Affected By Reductions In Demand For Commercial Loans And Equipment Leases. The demand for our commercial loans and equipment leases are dependent in part upon the size and level of activity in the commercial lending and leasing market which is affected by:

  . interest rates

  . regional and national economic conditions

  . fluctuations in commercial and multifamily property values

  . fluctuations in business values

  . general regulatory and tax developments

  If our loan originations, participations or purchases decrease, we could have:

  . decreased economies of scale

  . higher origination costs per loan or lease

  . reduced interest and fee income

  . smaller gains on the sale of loans or revenues from the servicing of our leases

In addition, the origination by LHO of commercial production loans for motion picture and television production may be adversely affected in the near term if current negotiations between the Screen Actors Guild and various production studios and other production companies fail and a strike results.

  We May Incur Losses Due To The Volatile Nature Of The Mortgage
Industry. Through IWF, we offer short-term master repurchase facilities to third party mortgage bankers. These third parties use these facilities for their purchase of residential mortgage loans until they are able to sell the loans. Some of our borrowers rely on the secondary market to sell or securitize loans they originate. During 1999 and 2000, some of our borrowers had difficulty selling their loans on a profitable basis. If such borrowers are unable to make timely payments on their borrowings from us we may incur losses.

  The value of the collateral underlying our repurchase facilities may decrease as a result of the large number of mortgage loans available for sale in the secondary market and increases in interest rates. We may be required to make margin calls on certain of our lines to further secure the borrowings. There is no assurance that our borrowers would be able to meet these margin calls or that any such margin calls will not adversely affect their operations.

  We May Incur Credit Losses In Providing Repurchase Facilities. As a repurchase facility lender, we lend money to mortgage bankers on a secured basis and are subject to many risks including fraud, borrower default and bankruptcy. Any of these could result in credit losses for us. Our claims as a secured lender in a bankruptcy proceeding may be subject to adjustment and delay.

  IBC's Profitability Is Dependent On Its Ability To Provide Cost Effective And Efficient Servicing. IBC depends on its capacity to service its previously originated equipment leases and equipment leases originated by SPBC. The net revenues that IBC generates from such activities are dependent on its ability to provide competent, attentive and efficient servicing and collection on a cost effective basis and on the volume of equipment leases originated by SPBC. The volume of originations of equipment leases by SPBC is subject to various risks. See "--We May Be Adversely Affected By Reductions In Demand For Commercial Loans And Equipment Leases."

  Recent Credit Downgrades On Our Debt May Adversely Affect Our Results Of Operations. As a result of the recent credit downgrades on our senior indebtedness by Moody's and Standard and Poor's ratings services, IBC is in technical default of the terms of the IBC Lease Receivables Trust 1997-2 ("1997-2 Trust"), which trust issued certain Class A, Class B and Class C certificates. Due to this default, the insurer of the Class A certificates may cause the 1997-2 Trust to go into "Turbo" amortization. Under Turbo amortization, virtually all cash flows generated in the 1997-2 Trust would be used to pay off the outstanding balance of the Class A certificates, which was $141.1 million at December 31, 2000, while the Class B and C Certificates, a majority of which are owned by IBC, would receive virtually no cash flows for principal and interest payments until the Class A certificates have been paid in full. IBC received a monthly waiver of this technical default in March 2001. The waiver may be renewed monthly by the insurer, at its option. There is no assurance, however, that the insurer will continue to grant the monthly waiver to IBC. If the waiver were not to be granted, IBC's monthly cash flow would decrease by approximately $1.0 million per month, and as a result, cash flow to the Company would decrease by approximately $500,000 per month. The outstanding balances of the securities and retained interests in the 1997-2 Trust owned by IBC were $9.0 million and $4.2 million at December 31, 2000, respectively.

  Loss Of Residual Value On Certain Assets Would Adversely Affect IBC And SPBC's Results Of Operations. IBC and SPBC retain a residual interest in the equipment covered by certain of their equipment leases. The estimated fair market value of the equipment at the end of the contract term of the lease, if any, is reflected as an asset on IBC's or the Bank's balance sheet. Results of operations depend, to a limited degree, upon their ability to realize such residual value. Realization of residual values depends on many factors outside our control including:

  . general market conditions at the time of expiration of the lease,

  . unusual wear and tear on, or use of, the equipment,

  . the cost of comparable new equipment,

  . the extent to which the equipment has become technologically or economically obsolete during the contract term, and

  . the effects of any additional or amended tax or accounting rules.

  Risks Related to Our Asset Management Activities and Investments

  We May Be Adversely Affected By The Liquidation Of Funds Managed By ICAM Or A Loss Of Its Management Fees. Our wholly-owned subsidiary, Imperial Credit Asset Management, Inc. ("ICAM"), currently manages the Pacifica Partners I, a $500 million collateralized loan obligation fund (the "CLO Fund"), and the Cambria Investment Partnership I, L.P. ("Cambria") fund and earns management fees for managing these funds. See "The Company--Asset Management Activities." Our primary risks relating to such management activities are that (i) the successful management of the CLO Fund and Cambria and the resulting management fees anticipated therefrom are dependent upon the services of the existing officers of ICAM and in the event of the departure or death of such officers ICAM's ability to manage these funds may be adversely impacted and (ii) the investors in these funds have the ability under certain circumstances to cause these funds to be liquidated (and such funds may be required to be liquidated in the event of a default of our management obligations for such funds). The result of such a required liquidation of such funds would be the loss of our management fees relating to these funds and could be a substantial loss in the value of our investments in these funds if the assets of such funds could not be sold at a price that normally prevail in the market. See "--Risks Associated with Investment Activities--Liquidity Risk" below.

  We May Incur Losses Relating To Our Investments In Volatile Assets. Our investments in retained interests, subordinated bonds from loan securitizations, interest only securities and total return swaps were $6.3 million, $21.0 million, $10.0 million and $92.8 million, respectively, at December 31, 2000 as compared to $10.2 million, $12.2 million, $12.0 million and $56.9 million, respectively, at December 31, 1999. The valuation of these assets are impacted by many factors including, among others, interest rates, prepayments or defaults on loans and leases, volatility in the secondary loan markets and those factors described below under "--Risks Associated with Investment Activities." During the years ended December 31, 2000 and 1999, we incurred writedowns and mark-to-market losses primarily related to these assets of $12.8 million and $28.6 million, respectively. There can be no assurances that we will not continue to incur additional writedowns or mark-to-market losses in future periods.

  Risks Associated with Investment Activities. At December 31, 2000, we had invested approximately $51.3 million and $6.0 million in the CLO Fund and Cambria, respectively. The value of these investments are subject to certain inherent risks, including those described below and the risks relating to a liquidation of either or both of the CLO Fund and Cambria fund, as described above in "--We May Be Adversely Affected By The Liquidation Of Funds Managed By ICAM Or A Loss Of Its Management Fees."

  Credit Risk. This is the risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation. Credit risk is generally higher for non-investment grade securities. The price of a security can be adversely affected prior to actual default as its credit status deteriorates and the probability of default rises.

  Leverage Risk. This is the risk associated with securities or practices that multiply small index or market movements into large changes in value. Leverage is often associated with investments in derivatives, but also may be embedded directly in the characteristics of other securities.

  Liquidity Risk. This is the risk that certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market. We may have to lower the price, sell other securities instead or forego an investment opportunity, any of which could have a negative effect on our investment performance. This includes the risk of missing out on an investment opportunity because the assets necessary to take advantage of it are tied up in less advantageous investments.

  Management Risk. This is the risk that an investment strategy used by us may fail to produce the intended result. This includes the risk that changes in the value of a hedging instrument will not match those of the asset being hedged. Incomplete matching can result in unanticipated risks.

  Market Risk. This is the risk that the market value of a security may move up and down, sometimes rapidly and unpredictably. These fluctuations may cause a security to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. There is also the risk that the current interest rate may not accurately reflect existing market rates. For fixed income securities, market risk is largely, but not exclusively, influenced by changes in interest rates. A rise in interest rates typically causes a fall in values, while a fall in rates typically causes a rise in values. Also, key information about a security or market may be inaccurate or unavailable.

  Prepayment Risk. This is the risk that the principal repayment of a security will occur at an unexpected time, especially the repayment of a mortgage or asset-backed security which occurs either significantly sooner or later than expected. Changes in pre-payment rates can result in greater price and yield volatility. Prepayments generally accelerate when interest rates decline. When mortgage and other obligations are prepaid, we may have to reinvest in securities with a lower yield. Further, with early prepayment, we may fail to recover any premium paid, resulting in an unexpected capital loss.

  Regulatory Risk. This is the risk associated with Federal and state law which may restrict the remedies that a lender has when a borrower defaults on loans or leases. These laws include restrictions on foreclosures, redemption rights after foreclosure, Federal and state bankruptcy and debtor relief laws, restrictions on "due on sale" clauses, and state usury laws.

  The Value of Our Portfolio of Securitization-Related Assets is Subject to Fluctuation

  We have invested in asset or mortgage backed securities known as "interest-only" residual interest and subordinated securities. These securities were generally created through our own securitizations, but may have included those of third parties. Investments in residual interest and subordinated securities are riskier than investments in senior asset-backed securities because these subordinated securities bear all credit losses prior to the related senior securities. On a percentage basis, the risk associated with holding residual interest and subordinated securities is greater than holding the underlying loans or leases. This is due to the concentration of losses in the residual interests and subordinated securities.

  We estimate future cash flows from these securities and value them utilizing assumptions concerning:

  . discount rates

  . prepayments and

  . credit losses

  If our actual experience adversely differs from our assumptions we would be required to reduce the value of these securities and record a non-cash charge to operations. The market for our asset-backed securities is extremely limited and we cannot assure you that we could sell these securities at their reported value or at all. Also, we may never recoup our initial investment in these securities.

  We also bear the risk of loss on any asset-backed securities we have purchased in the secondary market. If third parties had been contracted to insure against these types of losses, we would be dependent in part upon the creditworthiness and claims paying ability of the insurer and the timeliness of reimbursement in the event of a default on the underlying obligations. The insurance coverage for various types of losses is limited, and we would bear the risk of any losses in excess of the limitation or outside of the insurance coverage.

  In addition, we may not obtain our anticipated yield due to prepayments or we may incur losses if the credit support available within certain asset-backed securities is inadequate due to unanticipated levels of losses, or due to difficulties experienced by the credit support provider. Delays or difficulties encountered in servicing asset-backed securities may cause greater losses and, therefore, greater resort to credit support than was originally anticipated. This may also cause a rating agency to downgrade certain classes of our securities.

  We May Have Losses Related to our Asset-Backed Securities

  Asset-backed securities issued in connection with our securitizations have been non-recourse to us, except in the case of a breach of standard representations and warranties made by us when the loans are securitized. While we have recourse against the sellers of loans and leases, we cannot assure you that they will honor their obligations. In the past we have engaged (and may in the future engage) in bulk whole loan/lease sales pursuant to agreements that provide for recourse by the purchaser against us. In some cases, the remedies available to a purchaser of loans and leases from us are broader than those available to us against those who sell us these loans and leases. If a purchaser exercises its rights against us, we may not always be able to enforce whatever remedies we may have against our sellers.

  The Secondary Markets May Adversely Affect New Securitizations

  Historically, as part of our strategy, we sold substantially all of our loans and leases through securitization or whole loan sales, except loans held for investment by the Bank. These securitizations were primarily conducted by the Bank. We do not currently rely on securitizations as part of our business strategy. However, as we expand into new businesses we may again become affected by risks associated with the securitization market. Our ability to complete any future securitizations will be dependent upon general conditions in the securities and secondary markets and the credit quality of the loans and leases. We may not always be able to profitably access the securitization market to sell our loans and leases. Our future cash flows could be negatively impacted if we cannot access this market when necessary.

  In addition, delays in closing sales of our loans will increase our risk by increasing the warehousing period for the loans, further exposing our company to credit risk. If we are unable to profitably complete securitizations or whole loan sales as required, we will have to utilize other sources of financing which may be on less favorable terms or not available at all.

  Our Preferred Share Purchase Rights Plan May Discourage Takeover Attempts

  In October 1998, we distributed preferred share purchase rights to our shareholders pursuant to the Shareholder Rights Plan. Each share of our Common Stock has a preferred share purchase right attached to it. The rights will become exercisable under certain specified circumstances involving the acquisition of or tender offer for 15% or more of our issued and outstanding shares of Common Stock (25% or more for any person or group holding 15% or more of our Common Stock at October 1998). Our board may also reduce the ownership levels to 10%. The rights may discourage hostile attempts to take over our Company by causing substantial dilution to a person or group that attempts to acquire our company on terms that our board of directors has not approved.

                                USE OF PROCEEDS

  Assuming the Settlement Warrants are exercised in full at their initial exercise price, we will receive aggregate gross proceeds of $9,000,000 before deducting our estimated expenses of $77,250. Any net proceeds to the Company from the sale of any of the Shares upon exercise of the Settlement Warrants will be used by us for working capital and other general corporate purposes.

                                  THE COMPANY

  We are a diversified commercial lending and financial services holding company with consolidated assets of $2.1 billion as of December 31, 2000. Our business activities are primarily conducted through our wholly owned commercial banking subsidiary, Southern Pacific Bank (the "Bank"). We also own approximately 38% of Imperial Capital Group, LLC ("IC"). Our core businesses originate commercial loans, real estate loans and commercial leases funded primarily by the FDIC-insured deposits of the Bank.

  We offer loan and lease products and provide asset management services in the following sectors:

Business Finance Lending.

  Our business finance lending is primarily conducted through the Bank, with additional servicing activities being conducted through Imperial Business Credit, Inc., which is another of our wholly-owned subsidiaries.

  Southern Pacific Bank. The Bank is an industrial bank organized under California law that had approximately $1.6 billion in deposits at December 31, 2000. Its business finance lending is offered through the following Bank divisions and subsidiaries:

    . Coast Business Credit. ("CBC") is the asset based lending division of the Bank that makes revolving lines of credit and term commercial loans available to small-to-medium-sized businesses that are primarily in the transportation, equipment leasing, durable goods, electronics and electronic equipment manufacturing industries. CBC's commitments and outstanding loan balances were $1,389.7 million and $752.9 million at December 31, 2000 as compared with $1,392.0 million and $748.1 million at December 31, 1999.

    . Imperial Warehouse Finance, Inc. ("IWF") is a wholly owned subsidiary of the Bank which provides nationwide short-term repurchase facilities to residential mortgage bankers. IWF's repurchase facilities provide such mortgage bankers with the ability to do same day closings and sales of such residential mortgage loans in the secondary market. Under a participation agreement between the Bank and IWF, the Bank funds 100% of IWF's repurchase facilities. IWF's repurchase facility commitments and outstanding balances were $154.9 million and $50.6 million at December 31, 2000 as compared with $300.4 million and $78.1 million at December 31, 1999.

    . The Loan Participation and Investment Group. ("LPIG") is a division of the Bank which invests in and purchases senior secured debt of other companies (referred to as a "participation") offered by commercial banks in the secondary market. The principal types of loans acquired by LPIG are senior-secured bank loans, in the form of revolving lines of credit and long-term loans or letters of credit. As a part of its business, LPIG invests in loan participations through both on and off balance sheet financing arrangements. The on balance sheet investments are funded by the FDIC-insured deposits of the Bank, while LPIG's off balance sheet financing is primarily conducted through various trust and total return swap instruments. LPIG's commitments and outstanding balances were $289.1 million and $123.5 million at December 31, 2000 as compared with $459.5 million and $217.0 million at December 31, 1999. Also, at December 31, 2000, LPIG had $65.2 million in outstanding principal amount of loans funded through total return swaps.

    . Southern Pacific BanCapital. ("SPBC") is a division of the Bank which originates middle market equipment leases that are funded by the Bank and for which Imperial Business Credit, Inc., our wholly-owned subsidiary ("IBC"), is contracted as the lease servicer. SPBC originates and acquires operating and capital equipment leases for medium-sized business in various industries throughout the United States. SPBC had $10.0 million in leases at December 31, 2000. We are currently evaluating our future plans with respect to SPBC and its operations.

    . Lewis Horwitz Organization. ("LHO") is a division of the Bank which is engaged in providing financing for independent motion picture and television production. Typically, LHO lends to independent producers of film and television on a senior secured basis, basing its credit decisions on the creditworthiness and reputation of distributors and sales agents who have contracted to distribute the films. LHO's commitments and outstanding balances were $101.4 million and $83.7 million at December 31, 2000 as compared with $23.1 million and $15.8 million at December 31, 1999.

  Imperial Business Credit, Inc. ("IBC") is a lease portfolio servicing entity which services its existing portfolio of equipment leases and a new portfolio of middle market equipment leases originated by SPBC. Historically, the focus of IBC's lease activities had been small ticket equipment lease financing to small and medium-sized businesses. During the first quarter of 2000, it was determined that IBC could not make the returns necessary to continue in business as an originator of new leases. Accordingly, in April, 2000, IBC ceased originating new business and its origination offices were sold or closed. The total amount of leases serviced by IBC at December 31, 2000 was $170.8 million as compared with $243.5 million at December 31, 1999.

Multifamily and Commercial Mortgage Lending.

  Our multifamily and commercial mortgage lending operations are conducted through the Income Property Lending Division ("IPL") of the Bank. The focus of IPL's lending activities is the small loan market for 5+ unit multifamily apartments and commercial buildings. IPL generally seeks to make 70% of its loans secured by apartment buildings and 30% of its loans secured by commercial properties. Most of IPL's loans have been secured by properties in California. IPL's loans funded and outstanding loan balances were $235.9 million and $364.2 million at December 31, 2000 as compared with $339.7 million and $254.1 million at December 31, 1999.

Asset Management Activities.

  Our advisory and asset management services are conducted through Imperial Credit Asset Management, Inc. ("ICAM"). Through October 22, 1999, we also conducted asset management services through Imperial Credit Commercial Asset Management Corp. ICAM manages Pacifica Partners I L.P., and Cambria Investment Partnership I, L.P. ("Cambria"). Pacifica Partners I is a $500 million collateralized loan obligation fund (the "CLO Fund") which we launched in August 1998. Pacifica Partners I's assets consist of approximately $400 million in nationally syndicated bank loans and approximately $100 million in high yield bonds. We had net cash of $51.3 million invested in the subordinated and equity interests of Pacifica Partners I through December 31, 2000. We also had, at December 31, 2000, $6.0 million invested in Cambria, which is a hedge fund that invests in syndicated bank loans. For the years ended December 31, 2000 and 1999, ICAM or another affiliated entity generated management fee revenues of $159,000 and $833,000, respectively, from managing Cambria and $3.1 million and $3.1 million, respectively, from managing Pacifica Partners I.

                              RECENT DEVELOPMENTS

Regulatory Orders; Recapitalization Transactions

  As a result of the 2000 Examination, the Bank consented to the issuance of a Cease and Desist Order by the FDIC dated December 15, 2000 and a Final Order of the DFI dated December 27, 2000. As disclosed more fully under Item 1. Business--Regulation--General" in our Current Annual Report, the Regulatory Orders impose a number of requirements including, among others, increasing the Bank's regulatory capital and regulatory capital ratios, prohibitions in payments of Bank dividends without regulatory approval, classified asset reductions, lending policy restrictions and procedures, and other such restrictions. Following issuance of the Regulatory Orders, we have added credit and risk management personnel and have reduced the Bank's classified assets through collections and charge-off. We have also begun to improve the capital of the Bank. In this connection, on March 30, 2001, we purchased $36 million worth of shares of Series B Preferred in exchange for $14 million in cash ($9 million of which were proceeds from our offering of Senior Secured Debt (as described in "--Recapitalization Transactions"), and the retirement of $22 million in aggregate principal amount of subordinated debt of the Bank held by us. Also on that date we made a capital contribution of $7.2 million in cash, the balance of the proceeds from our offering of Senior Secured Debt, to the Bank.

Recapitalization Transactions

  In order to assist the Bank in complying with the Regulatory Orders, we have entered into a Master Recapitalization Agreement, dated as of March 29, 2001 (the "Recapitalization Agreement"), with holders (the "Signatory Debtholders") of a majority in outstanding aggregate principal amount of our 10.25% Remarketed Redeemable Par Securities, Series B (the "ROPES") and 9.875% Senior Notes due 2007 (the "Old Senior Notes") and with certain investors identified therein in our Senior Secured Debt (the "Secured Debt Purchasers"). The Recapitalization Agreement generally provides for the restructuring of our outstanding senior indebtedness and the issuance of new equity and debt securities of the Company through certain recapitalization transactions.

  The following descriptions of the recapitalization transactions provided for in, and the descriptions of, the Recapitalization Agreement (collectively, the "Recapitalization Transactions") are qualified in their entirety by the more detailed descriptions of the Recapitalization Transactions and Recapitalization Agreement contained under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Recapitalization Transactions of our Current Annual Report and the corresponding terms and provisions contained in the Recapitalization Agreement, which is attached as
Exhibit 20.1.1 to our Current Annual Report, and the other operative agreements that are exhibits to the Recapitalization Agreement, of which the 12% Senior Secured Notes due April 30, 2002, the related Collateral Agency and Security Agreement and the Exchange Note Registration Rights Agreement are attached as Exhibits 20.1.3, 20.1.4 and 20.1.2, respectively, to our Current Annual Report.

Our Recapitalization Transactions are generally as follows:

  First, we intended to issue $16,200,000 in aggregate principal amount of 12% Senior Secured Notes due April 30, 2002 (the "Senior Secured Debt") to the Secured Debt Purchasers, and, on March 30, 2001, we did issue $16,200,000 of Senior Secured Debt to those purchasers.

  Second, we intend to offer the following securities in exchange (the "Debt Exchange") for our three currently outstanding series of debt securities consisting of the ROPES, the Old Senior Notes and 9.75% Senior Notes due 2004 (collectively, the "Old Notes"): (i) Senior Secured Notes due 2005 (the "Exchange Notes"), (ii) up to 2.0 million shares of our common stock, no par value ("Common Stock"), and (iii) warrants (the "Debt Exchange Warrants") to purchase up to an additional 7.0 million shares of Common Stock at an exercise price of $2.15 per share.

  Third, on or following consummation of the Debt Exchange, we intend to issue and sell on a best efforts basis through our placement agent, IC, $10,000,000 or more in aggregate principal amount of 12% Convertible Subordinated Notes due 2005 (the "Convertible Subordinated Debt"), which will be convertible after three years into our Common Stock at a conversion price of $1.25 per share, to accredited investors in a private placement (the "Convertible Subordinated Debt Placement").

  Fourth, in connection with the Debt Exchange, we are also obligated under the Recapitalization Agreement to issue up to 7.04 million shares of our Common Stock to the Signatory Debtholders, subject to reduction in certain events.

  Fifth, subject to the occurrence of certain conditions (including consummation of the Debt Exchange and the Convertible Subordinated Debt Placement), all of the Senior Secured Debt will be exchanged for $18,200,000 aggregate principal amount of Exchange Notes, 249,052 shares of Common Stock and Debt Exchange Warrants to purchase up to an additional 871,681 shares of Common Stock. The Secured Debt Purchasers will thereafter have the right through March 31, 2002 to elect to exchange all or a portion of their Exchange Notes and related shares of Common Stock and Debt Exchange Warrants into an equal aggregate principal amount of Convertible Subordinated Debt. If we do not receive a notice of such election from any Secured Debt Purchaser during such period, such purchaser will be deemed to have elected to retain its Exchange Notes and the related shares of Common Stock and Debt Exchange Warrants.

Recent Operating Losses

  We have reported a net loss of $104.6 million and $163.3 million, respectively, for the fourth quarter and year ended December 31, 2000. The losses in both periods primarily resulted from loan and lease loss provisions for such periods of $66.3 million and $181.0 million, respectively, as a result of increased non-performing loans, and charge-offs at CBC and LPIG. Also contributing to the operating losses in both periods were mark-to-market charges totaling $4.8 million and $12.8 million, respectively, primarily as a result of increased defaults in IBC's securitized lease portfolio and declining market values of loan participations funded through total return swaps at the Bank. We also incurred legal, professional and lawsuit settlement costs of $3 million and $15.8 million, respectively, during these periods primarily related to collection costs related to non-accrual loans and settlement costs related to class action lawsuits against the Company.

  As a result of these charges and costs incurred by us in the fourth quarter of 2000, we established a $63.3 million deferred tax asset valuation allowance. Our ability to reduce part or all of this valuation allowance will be dependent on our returning to profitability in the future. Our ability to retain and derive any benefits from our remaining $10.0 million deferred tax asset is dependent on our future profitability.

The Bank's Regulatory Capital

  The Bank's regulatory capital has been significantly reduced from the levels that existed at September 30, 2000. As a result of the increased loan and lease loss provisions, deferred tax valuation allowances, and the resulting operating losses, the Bank's capital ratios have declined dramatically and are currently well below the 8% and 4% minimum levels required for the Bank to be categorized as "adequately capitalized" (as defined by applicable banking regulations). The Bank's total risk based capital ratio and FDIC leverage ratio were 6.59% and 3.46%, respectively, at December 31, 2000 as compared to 9.35% and 5.47% at September 30, 2000, respectively.

  Accordingly, as of December 31, 2000, the Bank was considered an "undercapitalized" institution. However, on March 30, 2001, we purchased $36 million worth of shares of Series B Preferred in exchange for $14 million in cash and the retirement of $22 million in aggregate principal amount of subordinated debt of the Bank held by us and also made a capital contribution of $7.2 million in cash to the Bank. As a result of these March 30, 2001 actions, the Bank has been restored to an "adequately capitalized" level; however, the Bank's capital levels and capital ratios remain below the levels required by the Regulatory Orders. See "Risk Factors--

Regulatory Considerations--The Bank Was Categorized An "Undercapitalized" Institution On December 31, 2000" and "--Regulatory Orders Have Been Issued Requiring Improvements In The Bank's Regulatory Capital And Imposing Other Significant Requirements And Some Of These Requirements Have Not Been Met."

Continued High Provisions for Loan and Lease Losses

  Our results of operations for the fourth quarter of 2000 continued to be affected by a high level of provisions for loan and lease losses. The continued high level of loan and lease loss provisions is primarily related to the further deterioration of previously classified problem loans and the accelerated liquidation of these assets, resulting in higher charge-offs. We recorded a $66.3 million provision for loan and lease losses for the quarter ending December 31, 2000 to provide for additional losses arising during such period in the Bank's loan portfolio. The provision for loan and lease losses for the same period in 1999 was $7.2 million. In addition, we have increased the provision for loan and lease losses for 2000 to $181.0 million as compared to $35.3 million for 1999.

Possible Nasdaq Delisting

  We were informed by Nasdaq in a letter dated January 18, 2001 that our Common Stock may be delisted from the Nasdaq National Market in that it had failed to maintain a minimum bid price of $1.00 over the prior 30 consecutive trading days as required by NASD Rule 4450(a)(5) (the "Nasdaq Rule") unless the Company meets the requirements for continued listing under the Nasdaq Rule within ninety (90) days of the date of such letter, or April 18, 2001. Nasdaq indicated that if the minimum bid price for our Common Stock was at least $1.00 per share for at least ten consecutive trading days at any time before April 18, 2001, Nasdaq would determine if we complied with Nasdaq Rule. However, if we are unable to demonstrate our compliance with the Nasdaq Rule by April 18, 2001, Nasdaq indicated that it would provide us with written notification that our securities would be delisted. At such time, we would have the opportunity to appeal Nasdaq's decision to a Nasdaq listing qualification panel. Based upon market information as of the close of trading on April 10, 2001, the Common Stock traded at a closing bid price of $0.82 per share and a closing ask price of $0.83 per share with a closing price of $0.83 per share, resulting in a public float of approximately $26,639,980. Since the date of the Nasdaq letter though April 10, 2001, we have not had ten consecutive trading days in which the bid price of our Common Stock has been at least $1.00 per share, nor do we meet as of the date of this prospectus the requirements for continued listing. No assurance can be given that our Common Stock will satisfy the requirements of the Nasdaq Rule to maintain its listing on the Nasdaq National Market. See "Risk Factors--Business and Other Considerations--The Price And Liquidity Of Our Common Stock May Be Adversely Effected By Our Possible Delisting From Nasdaq National Market System."

Settlement of Class Action Litigation

  Under an agreement between the Company and the plaintiffs' counsel in the securities class action litigation identified as In re Southern Pacific Funding Corporation Securities Litigation, Lead Case No. CV98-1239-MA, in the U.S. District Court for the District of Oregon (the "Class Action Litigation"), the Company paid $3.0 million and agreed to issue the Settlement Warrants referred to herein to purchase three million shares of Common Stock with an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. Under the terms of the warrant agreement pursuant to which the Settlement Warrants are being issued, we have agreed to file the registration statement of which this prospectus is a part to register the issuance of the shares of our Common Stock underlying the Settlement Warrants.

                             PLAN OF DISTRIBUTION

  The Shares offered hereby are being offered directly by the Company to the holders of the Settlement Warrants. No underwriter, broker or dealer is involved in this offering and there will be no underwriting, brokerage or dealer commissions paid in connection with this offering.

  In October 2000, we reached an agreement with the plaintiffs' counsel to settle the Class Action Litigation. As a part of the settlement, we have issued the Settlement Warrants referred to herein to purchase three million shares of our Common Stock at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. The Settlement Warrants will expire January 31, 2008 and have certain anti-dilution features. The Settlement Warrants also have provisions that provide the holders thereof with specified rights upon specified change of control, reorganization or going private transactions (as defined in Section 3.4 of the Warrant Agreement) occurring after October 10, 2000. These rights include the right to either (i) conditionally exercise the Settlement Warrants and thereby receive the difference between economic benefit of the change of control, reorganization or going private transaction, if any, in excess of the exercise price of the Settlement Warrants or (ii) receive $1.00 for each right to purchase one share of our Common Stock represented by the Settlement Warrants. The Settlement Warrants were issued in fully registered, certificated form under the provisions of a Warrant Agreement of Imperial Credit Industries, Inc., dated as of October 10, 2000 (the "Warrant Agreement"), between us and U.S. Stock Transfer Corporation, as warrant agent (the "Warrant Agent"), for the benefit of the registered holders from time to time of the Settlement Warrants issued under the Warrant Agreement.

  The holder of a Settlement Warrant may exercise the Settlement Warrant by surrendering the Settlement Warrant, with the attached purchase form properly completed and executed, together with payment of the exercise price at the office of the Warrant Agent or any successor warrant agent. Payment of the aggregate exercise price shall be made by wire transfer or by certified check, cashier's check or money order payable in United States currency to the order of Imperial Credit Industries, Inc. The Warrant Agent will return a certificate evidencing the number of shares of Common Stock issued upon exercise of the Settlement Warrant, together with a new Settlement Warrant certificate if less than all of the shares of Common Stock covered by the Settlement Warrant certificate are purchased. When delivered, shares of our Common Stock issued upon exercise of a Settlement Warrant will be fully paid and nonassessable. We are not required to issue fractions of Settlement Warrants or fractions of shares of our Common Stock or any certificates which evidence fractional Settlement Warrants or fractional shares of our Common Stock, or to pay cash in lieu of fractional interests. In lieu of fractional Settlement Warrants and fractional shares of our Common Stock, we will round any fractional Settlement Warrant or fractional share equal to or greater than one-half up to the next full Settlement Warrant or share of Common Stock, as the case may be, and will eliminate any fractional Settlement Warrant or fractional share less than one-half.

  Under the terms of the Warrant Agreement, we have agreed to file the registration statement of which this prospectus is a part to register the issuance of the shares of our Common Stock underlying the Settlement Warrants. We will use our commercially reasonable efforts to keep the registration statement and any registration or qualification required under state securities laws with respect to the shares of Common Stock offered by this registration statement in effect until the earlier of the date by which all the Settlement Warrants are exercised or redeemed or the Settlement Warrants expire. The Settlement Warrants may not be exercised during any period in which any such registration or qualification is required but is not in effect.

  Copies of the form of warrant certificate and the Warrant Agreement have been filed as exhibits to the registration statement of which this prospectus is a part and reference is made to the exhibits for a detailed description of the provisions summarized above.

                                 LEGAL MATTERS

  Mayer, Brown & Platt, Los Angeles, California, will pass upon the validity of the Shares offered by this prospectus.

                                    EXPERTS

  The consolidated financial statements of Imperial Credit Industries, Inc. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy the reports, proxy statements and other information that we file with the SEC at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access the reports, proxy statements and other materials that we file with the SEC electronically over the Internet at the SEC's website at http://www.Sec.gov.

  We filed a registration statement with the SEC on Form S-3 relating to the shares of our Common Stock offered by this prospectus. This prospectus does not contain all of the information included in that registration statement. You may refer to the registration statement and the exhibits for more information about the shares offered by this prospectus. The statements we make in this prospectus regarding the content of any documents filed as exhibits to the registration statement are not necessarily complete, and you should refer to the filed copies of those documents for additional information. All our statements about these documents are qualified in their entirety by the exhibits to the registration statement.

  The SEC allows us to incorporate into this prospectus by reference the information we file with them. This means that:

  -- the documents incorporated by reference are considered part of this prospectus

  -- we can disclose important information to you by referring to those documents

  -- information that we file with the SEC will automatically update and supersede the information provided in this prospectus

  We are incorporating by reference the following documents filed with the SEC under our File No. 0-19861:

  (1) our Annual Report on Form 10-K for the year ended December 31, 2000;

  (2) our Current Report on Form 8-K filed with the SEC on February 9, 2001.

  (3) the section of our Registration Statement on Form S-1 (File No. 33-45606), filed with the SEC on February 10, 1992, entitled "Description of Securities", as amended by Amendments Nos. 1, 2 and 3, filed with the SEC on April 20, 1992, May 7, 1992, and May 18, 1992, respectively, and

  (4) our Registration Statement on Form 8-A filed with the SEC on October 5, 1998, pursuant to Section 12 of the Exchange Act, for registration of our Series A Junior Preferred Share Purchase Rights.

  We are also incorporating by reference each of the following documents that we will file with the SEC after the date of this prospectus, but prior to the termination of this offering:

  (1) all Form 10-Q, Form 10-K, Form 8-K and other reports filed under Section 13(a) and (c) of the Exchange Act,

  (2) definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any meeting of our shareholders and

  (3) any reports filed under Section 15(d) of the Exchange Act.

  You may request a copy, at no cost, of any of the documents incorporated by reference in this prospectus, except for exhibits to those documents (other than exhibits specifically incorporated by reference therein), by contacting us at: Imperial Credit Industries, Inc., 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505, telephone number (310) 373-1704.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                3,000,000 Shares

                        IMPERIAL CREDIT INDUSTRIES, INC.

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                                 April  , 2001


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      Registration Fee................................................. $ 2,250
      Legal Fees and Expenses..........................................  25,000
      Accounting Fees and Expenses.....................................  20,000
      Printing Expenses................................................  25,000
      Miscellaneous....................................................   5,000
                                                                        -------
        TOTAL.......................................................... $77,250
                                                                        =======

Item 15. Indemnification of Directors and Officers

  Under Section 317 of the California General Corporation Law (the "CGCL"), the Registrant is permitted in certain circumstances to indemnify its directors and officers against certain expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the Registrant), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the Registrant, if such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the Registrant is permitted in certain circumstances to indemnify its directors and officers against certain expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the Registrant, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in the best interests of the Registrant and its shareholders provided that the specified court approval is obtained.-

  As permitted by Section 317 of the CGCL, the Articles of Incorporation and By-Laws of the Registrant provide that the Registrant is authorized to provide indemnification for its directors and officers for breach of their duty to the Registrant and its shareholders through bylaw provisions or through agreements with the directors and officers, or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL. The Registrant's By-laws provide for indemnification of its directors and officers to the maximum extent permitted by Section 317 of the CGCL. In addition, agreements entered into by the Registrant with its directors and its executive officers require the Registrant to indemnify such persons against expenses, judgments, fines settlements and other amounts reasonably incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person was an agent of the Registrant (including judgments, fines and settlements in or of a derivative action, unless indemnification is otherwise prohibited by law), provided such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  The Articles of Incorporation of the Registrant provide that the personal liability of the directors of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under California law. Under
Section 204(a)(10) of the CGCL, the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director's duty to the corporation may be eliminated, except for the liability of a director resulting from (i) acts or omissions involving intentional misconduct or the absence of good faith, (ii) any transaction from which a director derived an improper personal benefit, (iii) acts or omissions showing a reckless disregard for the director's duty, (iv) acts or omissions constituting an unexcused pattern of inattention to the director's duty or (v) the making of an illegal distribution to shareholders or an illegal loan or guaranty.

Item 16. Exhibits

  4.1 Form of Common Stock Certificate (incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (No. 33-45606)
  4.2 Warrant Agreement dated as of October 10, 2000 between the Registrant and
      U.S. Stock Transfer Corporation
  4.3 Form of Warrant Certificate
  5.1 Opinion of Mayer, Brown & Platt
 23.1 Consent of KPMG LLP
 23.2 Consent of Mayer, Brown & Platt (contained in Exhibit 5.1)
 24.1 Power of Attorney

Item 17. Undertakings

  (a) The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (11)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) of 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, and the State of California, on April 11, 2001.

                                          Imperial Credit Industries, Inc.

                                                  /s/ H. Wayne Snavely
                                          By: _________________________________
                                                      H. Wayne Snavely
                                              Chairman of the Board, President
                                                and Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ H. Wayne Snavely            Chairman of the Board and    April 11, 2001
______________________________________  Chief Executive Officer
           H. Wayne Snavely             and President and
                                        Director (Principal
                                        Executive Officer)

      /s/ Brad S. Plantiko*            Executive Vice President,    April 11, 2001
______________________________________  Chief Financial Officer
           Brad S. Plantiko             and Director (Principal
                                        Financial Officer)

    /s/ Stephen J. Shugerman*          Director                     April 11, 2001
______________________________________
         Stephen J. Shugerman

    /s/ Robert S. Muehlenbeck*         Director                     April 11, 2001
______________________________________
        Robert S. Muehlenbeck

       /s/ Perry A. Lerner*            Director                     April 11, 2001
______________________________________
           Perry A. Lerner

       /s/ James P. Staes*             Director                     April 11, 2001
______________________________________
            James P. Staes

   /s/ H. Wayne Snavely
*By: __________________________
       H. Wayne Snavely
      As attorney-in-fact


                                      S-1